Exhibit 99.1

News Release

FOR IMMEDIATE RELEASE

Suncor Energy Announces Pricing of Tender Offers for Ten Series of Notes

Calgary, Alberta (October 4, 2022) — Suncor Energy Inc. (“Suncor”) (TSX: SU) (NYSE: SU) today announced the pricing of the offers to purchase for cash any and all of the ten series of outstanding notes described below (“Notes”), up to a maximum C$1,750,000,000 aggregate amount of Total Consideration (as defined below), on the terms and conditions set forth in the Offer to Purchase, dated September 26, 2022 (the “Offer to Purchase”). The Offer to Purchase and the related Notice of Guaranteed Delivery can be accessed at the following website: https://www.gbsc-usa.com/suncor. Capitalized terms used but not defined in this announcement have the meanings given to them in the Offer to Purchase.

Offers

Each of Suncor and Suncor Energy Ventures Corporation, its wholly owned subsidiary (collectively, the “Offerors”), is offering to purchase the Notes set forth opposite its name in the table below. The table below sets forth the applicable U.S. Reference Yield and U.S. Consideration for each series of the US$ Notes and the applicable Canadian Reference Yield and Canadian Consideration for each series of the C$ Notes, as calculated at 2:00 p.m., New York City time, today, October 4, 2022, in accordance with the Offer to Purchase.

Acceptance Priority Level(1)	Title of Notes(2)	Issuer	Principal Amount Outstanding (in millions)	CUSIP / ISIN Nos.	Par Call Date(3)	Maturity Date	Reference Security(4)	Applicable U.S. Reference Yield or Canadian Reference Yield	Bloomberg Reference Page	Fixed Spread (Basis Points)	Applicable U.S. Consideration or Canadian Consideration(5)
1	8.20% Notes due 2027	Suncor Energy Ventures Corporation(6)	US$58.950	046828AA7 / US046828AA76	N/A	April 1, 2027	3.125% UST due August 31, 2027	3.851%	FIT1	165	US$1,105.94
2	6.000% Notes due 2042	Suncor Energy Ventures Corporation(6)	US$141.804	13643EAH8, C18885AF7 / US13643EAH80, USC18885AF71	October 1, 2041	April 1, 2042	3.375% UST due August 15, 2042	3.972%	FIT1	255	US$942.87
3	3.00% Series 5 Medium Term Notes due 2026	Suncor Energy Inc.	C$700	86721ZAM1 / CA86721ZAM10	June 14, 2026	September 14, 2026	1.50% Government of Canada Bond due June 1, 2026	3.408%	FIT CAN0-50	60	C$963.61
4	3.10% Series 6 Medium Term Notes due 2029	Suncor Energy Inc.	C$750	86721ZAP4 / CA86721ZAP41	February 24, 2029	May 24, 2029	2.25% Government of Canada Bond due June 1, 2029	3.138%	FIT CAN0-50	125	C$926.56
5	5.39% Series 4 Medium Term Notes due 2037	Suncor Energy Inc.	C$600	86721ZAB5 / CA86721ZAB54	N/A	March 26, 2037	1.75% Government of Canada Bond due December 1, 2053	3.115%	FIT CAN0-50	215	C$1,012.53
6	5.00% Series 7 Medium Term Notes due 2030	Suncor Energy Inc.	C$1,250	86721ZAQ2 / CA86721ZAQ24	January 9, 2030	April 9, 2030	1.25% Government of Canada Bond due June 1, 2030	3.115%	FIT CAN0-50	155	C$1,020.48
7	5.35% Notes due 2033	Suncor Energy Inc.(7)	US$300	716442AH1 / US716442AH16	N/A	July 15, 2033	2.750% UST due August 15, 2032	3.621%	FIT1	210	US$970.38
8	5.95% Notes due 2035	Suncor Energy Inc.(7)	US$600	71644EAG7 / US71644EAG70	N/A	May 15, 2035	2.750% UST due August 15, 2032	3.621%	FIT1	220	US$1,011.34
9	5.95% Notes due 2034	Suncor Energy Inc.	US$500	867229AD8 / US867229AD85	N/A	December 1, 2034	2.750% UST due August 15, 2032	3.621%	FIT1	215	US$1,015.39
10	6.50% Notes due 2038	Suncor Energy Inc.	US$1,150	867229AE6 / US867229AE68	N/A	June 15, 2038	3.375% UST due August 15, 2042	3.972%	FIT1	220	US$1,032.55

Suncor Energy
150 6 Avenue S.W. Calgary, Alberta T2P 3E3
suncor.com

(1)	Subject to the satisfaction or waiver of the conditions of the Offers described in the Offer to Purchase, if the Maximum Purchase Condition is not satisfied with respect to every series of Notes, the Offerors will accept Notes for purchase in the order of their respective Acceptance Priority Level specified in the table above (each, an “Acceptance Priority Level,” with 1 being the highest Acceptance Priority Level and 10 being the lowest Acceptance Priority Level). It is possible that a series of Notes with a particular Acceptance Priority Level will not be accepted for purchase even if one or more series with a higher or lower Acceptance Priority Level are accepted for purchase.
(2)	The 5.00% Series 7 Medium Term Notes due 2030, together with the 3.00% Series 5 Medium Term Notes due 2026, the 3.10% Series 6 Medium Term Notes due 2029 and the 5.39% Series 4 Medium Term Notes due 2037 are referred to herein as the “C$ Notes.” The 5.95% Notes due 2034, together with the 8.20% Notes due 2027, the 6.000% Notes due 2042, the 5.35% Notes due 2033, the 5.95% Notes due 2035 and the 6.50% Notes due 2038, are referred to herein as the “US$ Notes.”
(3)	The calculation of the applicable U.S. Consideration (as defined below) for each series of US$ Notes and the calculation of the applicable Canadian Consideration (as defined below) for each series of C$ Notes was performed taking into account such par call date, if any, or maturity date, in accordance with market practice.
(4)	The consideration for each series of US$ Notes (such consideration, the “U.S. Consideration”) payable per each US$1,000 principal amount of such series of US$ Notes validly tendered for purchase is based on the fixed spread specified in the table above (the “Fixed Spread”) for such series of Notes, plus the yield of the specified U.S. Reference Security for that series as quoted on the Bloomberg reference page specified in the table above as of 2:00 p.m., New York City time, on the date hereof (the “U.S. Reference Yield”). The U.S. Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable U.S. Consideration. The consideration for each series of C$ Notes (such consideration, the “Canadian Consideration” and, together with the U.S. Consideration, the “Total Consideration”) payable per each C$1,000 principal amount of such series of C$ Notes validly tendered for purchase is based on the Fixed Spread specified in the table above for such series of Notes, plus the yield of the specified Canadian Reference Security for that series as quoted on the Bloomberg reference page specified in the table above as of 2:00 p.m., New York City time, on the date hereof (the “Canadian Reference Yield”). The Canadian Consideration does not include the applicable Accrued Coupon Payment, which will be payable in cash in addition to the applicable Canadian Consideration. See “Description of the Offers—Determination of the Total Consideration” in the Offer to Purchase.
(5)	Per US$1,000 or C$1,000, as applicable, principal amount of Notes validly tendered, and not validly withdrawn, and accepted for purchase, at or prior to the expiration date for the Offers; excludes the Accrued Coupon Payment and assumes a settlement date of October 7, 2022 for such series of Notes.
(6)	Such Notes are listed as being issued by Canadian Oil Sands Limited; Suncor Energy Ventures Corporation assumed the obligations for such Notes in 2016.
(7)	Such Notes are listed as being issued by Petro-Canada; Suncor assumed the obligations for such Notes in 2009.

The Offers are scheduled to expire on the “Expiration Date,” which is 5:00 p.m., New York City time, today, October 4, 2022, unless extended or earlier terminated by the Offerors. Holders of Notes described in the table above may withdraw their validly tendered Notes any time at or prior to 5:00 p.m., New York City time, today, October 4, 2022, unless extended or earlier terminated by the Offerors. In order to receive the applicable Total Consideration, Holders of Notes must tender and not withdraw their Notes, or submit a Notice of Guaranteed Delivery and comply with the related procedures, at or prior to the Expiration Date.

For Holders of Notes who deliver a Notice of Guaranteed Delivery and all other required documentation at or prior to the Expiration Date, upon the terms and subject to the conditions set forth in the Tender Offer Documents, the deadline to validly tender Notes using the Guaranteed Delivery Procedures will be the second business day after the Expiration Date which is expected to be 5:00 p.m., New York City time, on October 6, 2022.

The “Settlement Date” will be the third business day after the Expiration Date and the first business day after the Guaranteed Delivery Date and is expected to be October 7, 2022.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders whose Notes are accepted for purchase in the Offers will receive the Total Consideration described in the notes to the table immediately above for each US$1,000 or C$1,000, as applicable, principal amount of such Notes in cash on the Settlement Date. In addition to the Total Consideration, Holders whose Notes are accepted for purchase will receive a cash payment equal to the Accrued Coupon Payment, representing accrued and unpaid interest on such Notes from and including the immediately preceding interest payment date for such Notes to, but excluding, the Settlement Date. Interest will cease to accrue on the Settlement Date for all Notes accepted in the Offers.

Terms of the Offers

The Offerors’ obligation to accept for payment and to pay for Notes of any series validly tendered in the Offers is subject to the satisfaction or waiver of the conditions described in the Offer to Purchase, including that the Aggregate Purchase Consideration for Notes purchased in the Offers not exceed C$1,750,000,000, and on the applicable Maximum Purchase Consideration being sufficient to pay the Total Consideration for all validly tendered Notes of such series. For purposes of calculating the portion of the Aggregate Purchase Consideration attributable to each series of US$ Notes, the aggregate principal amount of US$ Notes tendered in the applicable Offer shall be converted to Canadian dollars based on the exchange rate of one U.S. dollar for 1.3534 Canadian dollars, as shown on the FXC page displayed on the Bloomberg Pricing Monitor at 2:00 p.m., New York City time, on the date hereof. As a result, no series will be subject to pro-ration in the amount accepted. The Offerors reserve the right, subject to applicable law, to: (i) waive any and all conditions to the Offers; (ii) extend or terminate any or all of the Offers; (iii) increase or decrease the Maximum Purchase Consideration; or (iv) otherwise amend the Offers in any respect.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold any of the Notes listed above as to when such intermediary needs to receive instructions from a Holder in order for that Holder to be able to participate in, or, where revocation is permitted, timely revoke their instruction to participate in the Offers. The deadlines set by each clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase and the related Notice of Guaranteed Delivery, as applicable.

CIBC World Markets Corp., CIBC World Markets Inc. (solely with respect to the Offers for the C$ Notes) (together, “CIBC”), J.P. Morgan Securities LLC, J.P. Morgan Securities Canada Inc. (solely with respect to the Offers for the C$ Notes) (together, “J.P. Morgan”), RBC Capital Markets, LLC, RBC Dominion Securities Inc. (solely with respect to the Offers for the C$ Notes) (together, “RBC”), TD Securities (USA) LLC and TD Securities Inc. (solely with respect to the Offers for the C$ Notes) (together, “TD Securities”) are acting as the Joint-Lead Dealer Managers for the Offers. For additional information regarding the terms of the Offers, please contact CIBC at (800) 282-0822 (toll free) or (212) 455-6427 (collect), J.P. Morgan at (866) 834-4666 (toll free) or (212) 834-2064 (collect), RBC at (877) 381-2099 (toll free), (212) 618-7843 (collect U.S.) or (416) 842-6311 (collect Canada), or TD Securities at (866) 584-2096 (toll free), (212) 827-2842 (collect U.S.) or (416) 982-2243 (collect Canada). Global Bondholder Services Corporation is acting as the information agent and the tender agent for the Offers for the US$ Notes. Computershare Investor Services Inc. is acting as the tender agent for the Offers for the C$ Notes. Questions or requests for assistance related to the Offers or for additional copies of the Offer to Purchase or Notice of Guaranteed Delivery may be directed to Global Bondholder Services Corporation at (855) 654-2014 (toll free) or (212) 430-3774 (collect). You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offers. The Offer to Purchase and the Notice of Guaranteed Delivery can be accessed at the following website: https://www.gbsc-usa.com/suncor.

This news release is not an offer to sell or a solicitation of an offer to buy any of the securities described herein. The Offers described herein are being made solely by the Offer to Purchase and the Notice of Guaranteed Delivery, as applicable, and only to such persons and in such jurisdictions as is permitted under applicable law. None of the Offerors, their respective boards of directors, the dealer managers, the tender and information agents or the trustees with respect to any series of Notes is making any recommendation as to whether or not Holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. Holders are urged to evaluate carefully all information in the Offer to Purchase, consult their own investment and tax advisors and make their own decisions whether to tender Notes in the Offers, and, if so, the principal amount of Notes to tender.

Legal Advisory – Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends. Forward-looking statements in this news release include references to terms and timing for completion of the Offers. In addition, all other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects,” “anticipates,” “will,” “estimates,” “plans,” “scheduled,” “intends,” “believes,” “projects,” “indicates,” “could,” “focus,” “vision,” “goal,” “outlook,” “proposed,” “target,” “objective,” “continue,” “should,” “may” and similar expressions.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Suncor’s Management’s Discussion and Analysis for the second quarter of 2022 dated August 4, 2022, its Annual Information Form and Annual Report to Shareholders each dated February 23, 2022, its Form 40-F dated February 24, 2022, and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3; by e-mail request to invest@suncor.com; by calling (800) 558-9071; or by referring to suncor.com/FinancialReports or to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Suncor is Canada’s leading integrated energy company. Suncor’s operations include oil sands development, production and upgrading, offshore oil and gas production, petroleum refining in Canada and the United States and the company’s Petro-Canada retail and wholesale distribution networks, including Canada’s Electric Highway, a coast-to-coast network of fast-charging EV stations. Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com or follow us on Twitter @Suncor

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